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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                Commission File Number 001-31904
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                                                        CUSIP Number:  92873P204
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                           NOTIFICATION OF LATE FILING

       (Check One): [ ] Form 10-K   [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
[ ] Form N-SAR
         For Period Ended:   March 30, 2004
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[ ] Transition Report on Form 10-K           [ ]  Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended: ______________________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Volume Services America Holdings, Inc.
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Former name if applicable

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Address of principal executive office (STREET AND NUMBER)
  201 East Broad Street
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City, state and zip code     Spartanburg, SC  29306
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                                     PART II
                            RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

                     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due
         [X] date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                     (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.



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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Volume Services America Holdings, Inc., operating its businesses under the trade name Centerplate (the "Company"), is considering the proper accounting for certain embedded derivative features of the subordinated notes issued as part of its Income Deposit Securities (IDSs) and of the common stock held by its initial equity investors as required under Statement of Financial Accounting Standards ("SFAS") Number 133, as amended by SFAS Number 149.

         The Company believes that this treatment will have no impact on its cash flows and will not in any material way affect its ability to pay dividends.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

              Bonnie J. Roe, Esq.              (203)            977-7300
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                    (Name)                  (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X]  Yes   [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [ ] Yes   [X]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                     Volume Services America Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                          VOLUME SERVICES AMERICA HOLDINGS, INC.

Date  May 14, 2004                        By  /s/ Kenneth R. Frick
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                                          Name:   Kenneth R. Frick
                                          Title:  Executive Vice President and
                                                  Chief Financial Officer


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